Exhibit 99.78

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Torex Resources Inc.

We, KPMG LLP, consent to the use of (i) our report dated February 18, 2026, on the consolidated financial statements of Torex Gold Resources Inc. (now Torex Resources Inc.) (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes to the consolidated financial statements, including a summary of material accounting policy information, and (ii) our report dated February 19, 2025, on the consolidated financial statements of the Entity, which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes to the consolidated financial statements, including a summary of material accounting policy information, each of which is included in this Registration Statement on Form 40-F dated November 5, 2026 of the Entity.

/s/ KPMG LLP

Toronto, Canada

November 5, 2026